Exhibit 99.2

Schedule A

Certain Information Regarding the Reporting Persons[1]

Name of Beneficial Owner	Class A Common Stock[2]		Class B Common Stock[3]		% of Total Common Stock[4]	% of Total Voting Power[5]
	Shares	% of Class A	Shares	% of Class B		
Robin Road Trust Company LLC, as trustee of Robin Road Trust and the trusts listed on Appendix 1 of Exhibit 99.1.[6]	-	-	1,166,782	2.2%	1.2%	2.0%
TAWANI Enterprises, Inc.[6]	-	-	1,166,782	2.2%	1.2%	2.0%
Jennifer N. Pritzker, not individually, but as Chairwoman of and trustee of the sole stockholder of TAWANI Enterprises, Inc. [6]	-	-	1,166,782	2.2%	1.2%	2.0%
Mary F. Falcon, not individually, but solely as the trustee of Tal – 2010 ECI Family Mirror Trust #4	-	-	21,128	*	*	*
JP Morgan Trust Company (Bahamas) Limited, not individually, but solely as trustee of the trusts listed on Appendix 2 of Exhibit 99.1	-	-	101,149	*	*	*

* Less than 1% beneficial ownership

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[1] All references to the number of shares outstanding are as of March 23, 2026, as reported in the Issuer's Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 2, 2026, as adjusted to account for (i) the conversion of an aggregate 8,970 shares of Class B Common Stock into 8,970 shares of Class A Common Stock in connection with sales by a certain Separately Filing Group Member on April 16, 2026 and (ii) the conversion of an aggregate 291,696 shares of Class B Common Stock into 291,696 shares of Class A Common Stock in connection with sales by the Reporting Persons on April 17, 2026. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 94,139,969 shares of Common Stock outstanding as of March 23, 2026, as adjusted.

[2] The information shown in the table with respect to the percentage of Class A Common Stock beneficially owned is based on 41,309,162 shares of Class A Common Stock outstanding as of March 23, 2026, as adjusted, assuming that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[3] The information shown in the table with respect of the percentage of Class B Common Stock beneficially owned is based on 52,830,807 shares of Class B Common Stock outstanding as of March 23, 2026, as adjusted, assuming that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[4] The information shown in the table with respect to the percentage of total Common Stock beneficially owned is based on 41,309,162 shares of Class A Common Stock and 52,830,807 shares of Class B Common Stock outstanding as of March 23, 2026, as adjusted.

[5] With respect to matters upon which the Issuer's stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The percentage of total voting power of the shares of Common Stock is calculated based on the total voting power of the shares of Common Stock outstanding as of March 23, 2026, as adjusted, which is comprised of 41,309,162 shares of Class A Common Stock and 52,830,807 shares of Class B Common Stock and assumes that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[6] Robin Road Trust Company LLC is a manager-managed limited liability company and the trustee of the trusts listed on Appendix 1 of Exhibit 99.1, and in such capacity may be deemed to beneficially own the 1,166,782 shares of Class B Common Stock held by such trusts. Robin Road Trust is the sole member of Robin Road Trust Company LLC, and in such capacity may be deemed to beneficially such shares of Class B Common Stock. Robin Road Trust Company LLC is the trustee of Robin Road Trust, and in such capacity may be deemed to beneficially own such shares of Class B Common Stock. The Managing Directors of Robin Road Trust Company LLC are David Pelizzon, Mary F. Falcon and Michelle Nakfoor. The voting and investment decisions of Robin Road Trust Company LLC are made by the Trust and Investment Committee of its board of managers, consisting of David Pelizzon, Mary F. Falcon, Michelle Nakfoor, John Ringer and Evangelia Liaskas. The Managing Directors and the members of the Trust and Investment Committee disclaim beneficial ownership as a result of serving as Managing Directors and/or serving on the Trust and Investment Committee. Robin Road Trust Company LLC has also authorized TAWANI Enterprises, Inc. to make certain investment decisions on behalf of Robin Road Trust Company LLC, and in such capacity TAWANI Enterprises, Inc. may, for the purposes hereof, be deemed to beneficially own such shares of Class B Common Stock. TAWANI Enterprises, Inc. is a corporation whose Chairwoman is Jennifer N. Pritzker and whose sole stockholder is the Jennifer N. Pritzker Revocable Trust, with Jennifer N. Pritzker as sole trustee. In such capacity, Ms. Pritzker may, for the purposes hereof, be deemed to beneficially own such shares of Class B Common Stock.